UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
ATMEL CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
049513104
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Stock)

Patrick Reutens
Chief Legal Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, California 95131
(408) 441-0311
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,508,551	$77.01

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered to increase the exercise price of such options (“Alternative #1”) pursuant to this offer. These options have an aggregate value of $2,508,551 as of November 20, 2007, calculated based on a Black-Scholes-Merton option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $77.01
Form or Registration No.: 005-41870
Filing Party: Atmel Corporation
Date Filed: November 26, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Atmel Corporation, a Delaware corporation (“Atmel” or the “Company”), with the Securities and Exchange Commission on November 26, 2007 relating to the offer by the Company (the “Offer”) to amend certain outstanding options as set forth under the Offer to Amend Certain Options dated November 26, 2007 (the “Offer to Amend”), which was filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Amend.
     This Amendment No. 1 is the final amendment to the Schedule TO and is made to report the results of the Offer. This Amendment is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4(c)(4) promulgated thereunder.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended by adding the following sentences:
The Offer expired at 9:00 p.m., Pacific Time, on December 21, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment options to purchase an aggregate of 942,072 shares of the Company’s common stock, of which options to purchase 426,554 shares of the Company’s common stock were amended by delaying the ability of the optionholder to exercise the option, and options to purchase 515,518 shares of the Company’s common stock were amended by increasing the exercise price per share to the fair market value of a share of the common stock of Atmel on the option’s measurement date for financial reporting purposes. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATMEL CORPORATION
/s/ Patrick Reutens
Patrick Reutens
Chief Legal Officer

Date: December 26, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Atmel Corporation Offer to Amend Certain Options, dated November 26, 2007

(a)(1)(B)*	Communication to all eligible employees from Jon Gonzales, dated November 26, 2007

(a)(1)(C)*	Welcome page to Atmel Corporation stock option tender offer website

(a)(1)(D)*	Forms of employee reminder e-mails

(a)(1)(E)*	Form of employee 2006 or 2007 option exercise determination

(a)(1)(F)(i)*	Form of election/withdrawal form for employees exercising in 2006 or 2007

(a)(1)(F)(ii)*	Form of election/withdrawal form for employees not exercising in 2006 or 2007

(a)(1)(G)*	Form of page 2 of election for Alternative # 1

(a)(1)(H)*	Form of page 3 of election for Alternative # 1

(a)(1)(I)*	Form of page 2 of election for Alternative # 2

(a)(1)(J)(i)*	Form of election amendment review for employees not exercising in 2006 or 2007

(a)(1)(J)(ii)*	Form of election amendment review for employees exercising in 2006 or 2007

(a)(1)(K)(i)*	Form of print confirmation of election for employees not exercising in 2006 or 2007

(a)(1)(K)(ii)*	Form of print confirmation of election for employees exercising in 2006 or 2007

(a)(1)(L)(i)*	Form of acknowledgment of receipt of election for employees not exercising in 2006 or 2007

(a)(1)(L)(ii)*	Form of acknowledgment of receipt of election for employees exercising in 2006 or 2007

(a)(1)(M)*	Form of review of decision to decline or withdraw from the offer

(a)(1)(N)*	Form of print confirmation of decision to decline the offer or to withdraw from the offer

(a)(1)(O)*	Form of acknowledgment of receipt of withdrawal

(a)(1)(P)*	Instructions to election/withdrawal form

(a)(1)(Q)*	Frequently asked questions

(a)(1)(R)*	Screen shots of offer website at https://atmel.equitybenefits.com

(a)(1)(S)*	Presentation materials for eligible employees

(b)	Not applicable

(d)(1)*	2005 Stock Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 16, 2005)

(d)(2)*	Amendment to Atmel Corporation’s 2005 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 31, 2007)

(g)	Not applicable

(h)	Not applicable
*Previously filed.